Exhibit 99.1

Bragg Gaming Live in Connecticut with Launch of Spin Games RGS Featuring Popular iGaming Content

Connecticut debut with DraftKings and Mashantucket-Pequot Tribe marks iGaming supplier’s entry into fourth U.S. state

Toronto, July 5, 2022 - Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) announced today that its wholly-owned B2B gaming technology and content provider, Spin Games, is now live in Connecticut with its Remote Game Server (“RGS”). The Spin Games RGS and an initial library of 11 titles are available to players in the state via the DraftKings and Mashantucket-Pequot Tribe iGaming sites. Among the first top-performing titles featured on the Spin Games RGS are licensed content such as Ripley’s Big Wheel and Galaxy Gaming’s extremely popular 21 + 3® Progressive Blackjack. Also in the line-up are Bragg internal studio titles such as Triple Jewels, Get Hot and Gypsy Riches.

With its debut in Connecticut, Bragg is now live with the Spin Games’ RGS and its casino content in four U.S. states, including New Jersey, Pennsylvania and Michigan. Bragg expects to roll out further exclusive games, including from its proprietary Atomic Slot Lab studio as well from third parties, in multiple regulated U.S. states this year.

H2 Gambling estimates that regulated interactive casino games will generate US$215 million in Connecticut in 2022, with that estimate increasing to US$320 million in 2026.

Yaniv Sherman, Bragg’s Chief Executive Officer, said: “We are delighted to enter a new, regulated iGaming market in the U.S. so quickly following our acquisition of Spin Games. Spin Games is already well-established in the North American market and provides Bragg with a unique platform which we plan to leverage to further expand with our brands in the region.

“Following our entry into the Ontario iGaming market three months ago, our entry into Connecticut is another important proof point of our North American growth strategy, which will continue to accelerate as we debut our offerings in additional states as they enact regulations. With our RGS capabilities and growing portfolio of proprietary and exclusive third-party premium content, including our popular Wild Streak Gaming studio, Bragg is favourably positioned to become a leading iGaming supplier in North America.”

Connecticut regulated online gambling in 2021, with two tribes – the Mohegan tribe and Mashantucket Pequot Tribe – permitted to offer online casino gaming off reservation. These two tribes have since partnered with a number of operators who now provide content to players across the state.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg’s wholly-owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

Nevada-based Spin Games is Bragg’s wholly owned B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

CSO

Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

CMO

Bragg Gaming Group

press@bragg.games